EXHIBIT (a)(5)(iii)
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                                  PRESS RELEASE

FOR IMMEDIATE RELEASE
REDWOOD MICROCAP FUND ANNOUNCES GIBBS HOLDINGS TENDER OFFER

April 25, 2005

Redwood MicroCap Fund, Inc. (OTCBB: RWMC) announced that Gibbs Holdings, Inc. commenced today a tender offer for all publicly-traded Redwood shares of common stock which it does not already own or have the right to acquire at $1.60 per share. Gibbs Holdings is owned by John Gibbs who is President of Redwood's majority-owned subsidiary TDP Energy Company. Gibbs Holdings intends to ultimately acquire 100% of Redwood.

The tender offer is being done pursuant to the terms of a previously announced agreement dated March 24, 2005 between Gibbs Holdings and the three major shareholders of Redwood who sold a controlling interest in Redwood to Gibbs Holdings, LLCs.

The Independent Directors of Redwood have previously approved the tender offer subject to there being no changes in facts or circumstances. As required by the tender offer rules promulgated by the Securities and Exchange Commission, now that the tender offer has commenced, the Independent Directors will reconsider their prior conditional approval and advise the shareholders of Redwood on or before May 9, 2005 whether they recommend acceptance or rejection of the tender offer; express no opinion and remain neutral toward such tender offer; or are unable to take a position with respect to such tender offer and the reason(s) for any position taken. In the meantime, Redwood suggests shareholders defer making a determination whether to accept or reject such tender offer until they have been advised of the position of the Independent Directors.

Shareholders of Redwood should be receiving copies of the tender offer documents within the next few days. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Redwood. Gibbs Holdings' offer is made solely by the offer to purchase dated April 25, 2005 and the related letter of transmittal. Shareholders are urged to read the offer to purchase because it contains important information. Gibbs Holdings' tender offer statement and offer to purchase can be obtained for free from the Securities and Exchange Commission website at www.sec.gov.

Redwood MicroCap Fund, Inc. is a registered closed-end Investment Company with holdings in Energy, Communications, Hotels and Real Estate.

For further information contact:

John Gibbs        580-226-6700, Ext 201

Stan Pittman      719-593-2111


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